Exhibit 99.1

Baijiayun Group Ltd Announces the Appointment of Independent Directors

BEIJING, China, March 12, 2025 — Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced a change in its board of directors (the “Board”).

Mr. Erlu Lin tendered to the Board his resignation as an independent director of the Board and the chair and a member of the audit committee of the Board for personal reasons, effective from March 12, 2025. Mr. Erlu Lin’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Mr. Chun Liu tendered to the Board his resignation as an independent director of the Board and a member of the audit committee of the Board for personal reasons, effective from March 12, 2025. Mr. Chun Liu’s resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

The Board appointed Ms. Beiwen Zhu as an independent director of the Board and the chair and a member of the Audit Committee of the Board, effective from March 12, 2025. The Board appointed Mr. Mingjun Cai as an independent director of the Board and a member of the Audit Committee of the Board, effective from March 12, 2025. Upon the effectiveness of Mr. Erlu Lin’s and Mr. Chun Liu’s resignation and the appointment of Ms. Beiwen Zhu and Mr. Mingjun Cai, the Board consisted of five directors, including two independent directors. As a foreign private issuer, the Company is permitted to rely on home country practice under the Nasdaq Stock Market Rules with respect to its board and committee composition.

Ms. Beiwen Zhu is experienced in corporate financial reporting and management. She has served as the finance director at Junxin Financing Lease (Shanghai) Co., Ltd. since April 2016. Ms. Zhu obtained her bachelor’s degree in labor and social security from Shanghai Lixin University of Accounting and Finance.

Mr. Mingjun Cai has over 20 years of experience in information technology and entrepreneurial management. Mr. Cai has served as the chairman and chief executive officer at Beijing Touken Technology Co., Ltd. since 2018. Prior to that, he was the technology director at CCIDNET.com in 2000 and at Sohu from 2003 to 2011. Mr. Cai was the chief technology officer at Shangruitong Network Technology Co., Ltd. from 2011 to 2013. Mr. Cai was the general manager of Sohu News from 2013 to 2018. Mr. Cai obtained his bachelor’s degree in mechatronics engineering from Beijing Institute of Technology.

Mr. Yi Ma, Chairman and Chief Executive Officer of Baijianyun, commented, “We appreciate Mr. Erlu Lin’s and Mr. Chun Liu’s contributions and wish them the best in their next endeavors. We welcome Ms. Beiwen Zhu and Mr. Mingjun Cai to our Board. Ms. Beiwen Zhu and Mr. Mingjun Cai are well qualified to serve as independent directors of the Board. We believe Ms. Beiwen Zhu’s and Mr. Mingjun Cai’s impressive track record of success can effectively facilitate our operating objectives and targets.”

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit www.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com